Algonquin Power & Utilities Corp. Announces Pricing of US$250 Million Subordinated Debt Offering
OAKVILLE, Ontario – October 10, 2018 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“APUC” or the “Company”) today announced that it has priced an underwritten public offering of US$250 million aggregate principal amount of 6.875% fixed-to-floating subordinated notes due October 17, 2078 (the “Notes”). The sale of the Notes is expected to close on or about October 17, 2018, subject to customary closing conditions. APUC intends to use the net proceeds from the offering for general corporate purposes, including the repayment of outstanding indebtedness. APUC intends to apply for listing of the Notes on the New York Stock Exchange.

The joint book-running managers for the offering are BofA Merrill Lynch, J.P. Morgan, Morgan Stanley, Wells Fargo Securities and RBC Capital Markets and the co-managers for the offering are BMO Capital Markets and CIBC Capital Markets (collectively, the “Underwriters”). APUC has granted a 13-day option to the Underwriters to purchase up to an additional US$37.5 million aggregate principal amount of Notes at the public offering price, less the underwriting discount, to cover over-allotments, if any.

The offering is being made to the public only by means of a short form base shelf prospectus and related prospectus supplement, which are part of an effective registration statement filed with the U.S. Securities and Exchange Commission (“SEC”). The terms of the Notes will be set forth in a final prospectus supplement to be filed by APUC under APUC’s issuer profile on SEDAR at www.sedar.com and with the SEC at www.sec.gov. The short form base shelf prospectus and the related prospectus supplement will contain important information about the Notes. Investors should read the short form base shelf prospectus and the related prospectus supplement before making an investment decision. Copies of the short form base shelf prospectus and the related prospectus supplement may be obtained for free by visiting www.sedar.com or EDGAR on the SEC’s website at www.sec.gov. Alternatively, APUC, any underwriter or any dealer participating in the offering will arrange to send you the short form base prospectus and the related prospectus supplement if you request it by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll‐free at 1‐800‐294‐1322; J.P. Morgan Securities LLC at 1‐212‐834‐4533; Morgan Stanley & Co. LLC toll‐free at 1‐866‐718‐1649; Wells Fargo Securities, LLC toll‐free at 1‐800‐645‐3751; or RBC Capital Markets, LLC toll‐free at 1‐866‐375‐6829.

The Notes are not being qualified for distribution to purchasers in Canada, or to residents of Canada, under the securities laws of the Province of Ontario or any other province or territory of Canada. The Notes may not be, directly or indirectly, offered, sold or delivered in Canada or to residents of Canada except pursuant to an exemption from the prospectus requirements of Canadian securities laws. This news release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described in this news release, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

About Algonquin Power & Utilities Corp.
APUC is a diversified generation, transmission and distribution utility with approximately US$9 billion of total assets. Through its two business groups, APUC provides rate regulated natural gas, water, and electricity generation, transmission, and distribution utility services to over 760,000 customers in the United States, and is committed to being a global leader in the generation of clean energy through its ownership of, or interest in, long term contracted wind, solar and hydroelectric generating facilities representing approximately 1.7 GW of installed capacity. APUC delivers continuing growth through an expanding pipeline of renewable energy development projects, organic growth within its rate regulated generation, distribution and transmission businesses, and the pursuit of accretive acquisitions. APUC’s common shares, Series A preferred shares and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively.  APUC's common shares are also listed on the New York Stock Exchange under the symbol AQN.

Caution Regarding Forward-Looking Information

Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends” and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements contained in this news release include, but are not limited to: statements regarding the closing of the offering; the exercise of the over‐allotment; the listing of the Notes; and the expected use of the net proceeds from the offering. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in APUC’s most recent annual and interim management's discussion and analysis, most recent annual information form and prospectus and prospectus supplement relating to the offering. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.

For Further Information:
Ian Tharp, CFA
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500